EXHIBIT 16.1

Office of the Chief Accountant
Securities and Exchange Commission
Mail Stop 9-5
450 Fifth Street, N.W.
Washington, D.C. 20549

June 12, 2002

Ladies and Gentlemen:

We were previously principal accountants for Disease Sciences, Inc. (formerly AuctionAnything.com) and under the date of August 15, 2001, we reported on the consolidated balance sheets of Disease Sciences, Inc as of January 31, 2001 and 2000and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the years then ended. On May 10, 2002, Company management verbally informed us that our appointment as principal accountants was terminated. We have read Disease Sciences, Inc statements included under
Item 4 of its Form 8-K Amendment No. 2 dated June 12, 2002, and we agree with such statements



Very truly yours,


/s/ Feldman Sherb & Co., P.C.
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Feldman Sherb & Co., P.C.